Soho Medical Doctors, PLLC dba Soho MD
(the "Company")
a New York Professional Limited Liability Company

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

TABLE OF CONTENTS





RNB CAPITAL

www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Soho Medical Doctors, PLLC Management

We have reviewed the accompanying financial statements of Soho Medical Doctors, PLLC (the Company) which comprise the consolidated statements of financial position as of December 31, 2024 & 2023 and the related consolidated statements of operations, consolidated statements of changes in members' equity, and consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements:
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter on Going Concern:
As discussed in Note 1, certain conditions and events raise concerns regarding the Company's ability to continue as a going concern in the near term. Management has addressed these matters in Note 1, along with its plans to mitigate the uncertainty. The accompanying consolidated financial statements have been prepared on a going concern basis and do not include any adjustments that might result if the Company were unable to continue its operations. Our conclusion is not modified with respect to this matter.

RNB Capital LLC

Tamarac, FL
Aug 11, 2025

SOHO MEDICAL DOCTORS, PLLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		AS OF DECEMBER 31,	
		2024	**2023**
ASSETS			
Current Assets:			
Cash and Cash Equivalents	$	141,109	364,280
Accounts Receivable-net		421,125	220,564
Inventory		60,917	15,522
Other Current Assets		4,841	35,046
Total Current Assets		627,992	635,412
Non-Current Assets:			
Property and Equipment - net	$	7,639	9,084
Security Deposits		46,656	5,000
Other Noncurrent Assets		8,535	11,638
Total Non-Current Assets		62,830	25,722
TOTAL ASSETS	$	690,822	661,134
LIABILITIES AND EQUITY			
Current Liabilities:			
Accounts Payable	$	968,870	879,549
Credit Cards Payable		576,477	433,398
Due to Related Parties		436,800	535,000
Current Portion of Loans Payable		3,241,976	-
Other Current Liabilities		504,304	973,079
Total Current Liabilities	$	5,728,427	2,821,026
Non-Current Liability:			
Loans Payable	$	-	2,469,451
Total Non-Current Liability	$	-	2,469,451
TOTAL LIABILITIES		5,728,427	5,290,477
EQUITY			
Member's Capital	$	(475,861)	(475,861)
Retained Earnings		(4,561,744)	(4,153,482)
TOTAL EQUITY	$	(5,037,605)	(4,629,343)
TOTAL LIABILITIES AND EQUITY	$	690,822	661,134

See Accompanying Notes to these Unaudited Consolidated Financial Statements

SOHO MEDICAL DOCTORS, PLLC
CONSOLIDATED STATEMENTS OF OPERATIONS

		YEAR ENDED DECEMBER 31,	
		2024	**2023**
Sales	$	20,447,625	27,448,317
Cost of Goods Sold		(12,822,809)	(15,846,661)
Gross Profit	$	7,624,816	11,601,656
Operating Expenses			
Contractors		5,180,674	8,753,800
Advertising & Marketing		441,085	1,567,216
Professional Fees		320,544	625,875
Technology and Software		1,190,769	2,158,943
Depreciation Expense		1,445	1,703
General and Administrative		513,930	1,079,257
Total Operating Expenses		**7,648,447**	**14,186,794**
Total Loss from Operations	$	**(23,631)**	**(2,585,138)**
Other Income (Expense)			
Other Income	$	128,181	29,627
Other Expense		(318,782)	(400,125)
Interest Expense		(194,030)	(246,071)
Total Other Income (Expense)		**(384,631)**	**(616,569)**
Net Income (Loss)	$	**(408,262)**	**(3,201,707)**

See Accompanying Notes to these Unaudited Consolidated Financial Statements

SOHO MEDICAL DOCTORS, PLLC
CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Members' Capital		Retained Earnings	
	Units	$ Amount	(Deficit)	Total Members' Equity
Beginning balance at 1/1/23	-	(475,861)	(929,475)	(1,405,336)
Prior Period Adjustment	-	-	(22,300)	(22,300)
Contribution	-	-	-	-
Distribution	-	-	-	-
Net income (loss)	-	-	(3,201,707)	(3,201,707)
Ending balance at 12/31/23	-	(475,861)	(4,153,482)	(4,629,343)
Contribution	-	-	-	-
Distribution	-	-	-	
Net income (loss)	-	-	(408,262)	(408,262)
Ending balance at 12/31/24	-	(475,861)	(4,561,744)	(5,037,605)

See Accompanying Notes to these Unaudited Consolidated Financial Statements

SOHO MEDICAL DOCTORS, PLLC
CONSOLIDATED STATEMENTS OF CASH FLOWS

		YEAR ENDED DECEMBER 31,	
		2024	**2023**
OPERATING ACTIVITIES			
Net Loss	$	(408,262)	(3,201,707)
Adjustments to reconcile Net Loss to Net Cash provided by operations:			
Depreciation Expense		1,445	1,703
Prior Period Adjustment			(22,300)
(Increase) Decrease in:			
Accounts Receivable		(200,561)	(114,400)
Inventory		(45,395)	(7)
Other Current Assets		30,205	135,978
Other Noncurrent Assets		3,103	3,362
Increase (Decrease) in:			
Accounts Payable		89,321	853,493
Credit Cards Payable		143,079	567
Due to Related Parties		(98,200)	446,300
Other Current Liabilities		(468,775)	(81,932)
Total Adjustments to reconcile Net Loss to Net Cash provided by operations:		(545,778)	1,222,764
Net Cash provided by (used in) Operating Activities	$	(954,040)	(1,978,943)
INVESTING ACTIVITIES			
Payments for Security Deposits		(41,656)	-
Net Cash provided used in Investing Activities	$	(41,656)	-
FINANCING ACTIVITIES			
Proceeds from Loans	$	772,525	1,719,451
Member's Contribution		-	-
Net Cash provided by Financing Activities	$	772,525	1,719,451
Cash at the beginning of period		364,280	623,772
Net Cash increase (decrease) for period	$	(223,171)	(259,492)
Cash at end of period	$	141,109	364,280

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:		
Interest	194,030	246,071
Income taxes	-	-

See Accompanying Notes to these Unaudited Consolidated Financial Statements

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Soho Medical Doctors, PLLC, doing business as SohoMD (the "Company"), is a tech-enabled healthcare service provider founded in 2011. The Company delivers virtual biological psychiatry services across the United States, specializing in psychiatric care and virtual talk therapy. SohoMD leverages integrative and functional medicine to identify the root causes of psychiatric symptoms, with a particular focus on complex or treatment-resistant cases.

The Company operates primarily under a fee-for-service model, deriving approximately 95% of its revenue from commercial insurance and the remaining 5% from self-pay clients. Services are marketed primarily to consumers, with an emphasis on students and working professionals. Revenue is generated in 49 U.S. states through the Company's New York-based Professional Limited Liability Company (PLLC) structure, through which it holds the necessary medical licenses.

The Company also operates alongside two affiliated entities. Soho Medical Doctors California is independently licensed and generates revenue exclusively in California. Soho Managing Company provides administrative support across the consolidated group.

In 2025, the Company intends to conduct a crowdfunding capital raise to support strategic initiatives. Planned initiatives include expanding service offerings to encompass nutrition and endocrinology, implementing remote patient monitoring services, and broadening market reach to employer-sponsored healthcare in addition to the existing direct-to-consumer model.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which assumes that the Company will continue its operations and meet its obligations as they become due in the ordinary course of business for at least twelve months from the date the financial statements are issued. However, certain conditions and events raise substantial doubt about the Company's ability to continue as a going concern. These include continued operating losses through 2024, negative cash flows from operations, and significant legal matters arising from events occurring in prior years through 2023, as well as certain events arising subsequent to year-end. While some of these legal matters were not known or reasonably estimable as of December 31, 2024, several have since resulted in material settlement obligations, and others remain unresolved as of the issuance of these financial statements. Management expects to make related settlement payments in the coming months. Additionally, future payments or settlements may be required for unresolved matters, which could further constrain the Company's liquidity.

To address these uncertainties, management has begun implementing a series of mitigation plans. These include efforts to raise additional capital, implement targeted revenue-generating initiatives, and obtain new debt financing, some of which have already materialized in early 2025. The Company has also prepared detailed financial forecasts extending through December 2027 to support its recovery plans. Nevertheless, there can be no assurance that management's plans will be successful in resolving the Company's liquidity concerns or in alleviating substantial doubt about its ability to continue as a going concern.

The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financial statements of the Company include its affiliated entities over which its members exercise controlling interest: Soho Medical Doctors California, a California Professional Corporation incorporated on September 1, 2020 and Soho Managing Company, a Delaware C-Corporation incorporated on August 14, 2018. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

There were no material items that were measured at fair value as of December 31, 2024 and December 31, 2023.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $141,109 and $364,280 in cash as of December 31, 2024 and December 31, 2023, respectively.

Accounts Receivable

Accounts receivable are recognized at the original invoice amount and are stated at net realizable value, which is the amount expected to be collected after deducting an allowance for doubtful accounts. The allowance for doubtful accounts is established through a provision for bad debts charged to expense. Management considers the following factors when estimating the allowance: historical collection experience, the age of receivables, specific information about individual customers' financial condition, and existing economic and industry conditions.

Account balances are written off against the allowance when collection efforts have been exhausted and the balances are deemed uncollectible. Recoveries of accounts previously written off are recorded as a reduction to bad debt expense when received.

The Company is primarily reimbursed for its services through commercial insurance, which accounts for approximately 95% of its outstanding accounts receivable as of the balance sheet date. Payments from commercial insurers are typically received within 30 to 45 days from the date of service. Management believes the allowance for doubtful accounts is adequate to absorb potential losses. A summary of accounts receivable of the Company is presented below.

Description	2024	2023
Trade Accounts Receivable	424,319	385,186
Less: Allowance for Doubtful Accounts	(3,194)	(164,622)
Totals	**421,125**	**220,564**

Allowance for Doubtful Accounts

The allowance for doubtful accounts is based on management's assessment of the collectability of individual accounts and the aging of outstanding receivables. Changes in the allowance during the year were as follows:

Description	2024	2023
Balance at Beginning of Year	164,622	100,888
Provision Charged to Expense	61,355	112,764
Write-Offs	(222,783)	(49,030)
Balance at End of Year	**3,194**	**164,622**

Policies and Concentrations

The Company's credit terms are typically net 30 to 45 days, aligned with the reimbursement cycles of commercial insurance providers, which represent approximately 95% of outstanding accounts receivable as of year-end. Credit risk is evaluated on a payer-by-payer basis, with primary consideration given to insurance carriers.

As of December 31, 2024, certain accounts receivable of the Company have been pledged as collateral under sales of future receivables or receipts agreements with lenders and are subject to first-priority liens, as evidenced by Uniform Commercial Code (UCC) filings. The Company retains full ownership of and responsibility for the collection of these receivables, and no receivables have been factored or derecognized. Management believes that the allowance for doubtful accounts is adequate to absorb potential credit losses.

Inventory

Inventory consisted primarily of finished goods such as medical tools and medicines held for sale. Inventories are stated at the lower of cost or net realizable value, utilizing the first-in, first-out (FIFO) method. Inventory at December 31, 2024 and December 31, 2023 amounted to $60,917 and $15,522, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment no impairment was recognized in 2024.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	2024	2023
Furniture and Equipment	5-7	34,134	34,134
Less Accumulated Depreciation		(26,495)	(25,050)
Totals		**7,639**	**9,084**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by providing medical services to patients under contracts with commercial insurance providers. Payments are generally collected within 30 to 45 days through reimbursements from these insurers. The Company's primary performance obligation is the delivery of medical treatment, which is substantiated by compliant clinical documentation maintained in the Company's medical records system. Revenue is recognized at the point in time when services are rendered to patients, as there are no physical goods delivered and no provisions for estimated returns or refunds.

Advertising and Marketing Expenses

Advertising and marketing costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of regular operating costs, including rent, dues and subscriptions, office and storage expenses, general corporate, and other administrative items and are expensed as costs are incurred.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Consolidated Statements of Operations.

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

During the years ended December 31, 2024 and 2023, the Company recorded outstanding accounts payable of $436,800 and $535,000, respectively, related to working capital support provided by its two members, Dr. Edward Ratush and Dr. Jacques Jospitre. Of these amounts, $150,000 was payable to Dr. Edward Ratush at each year-end, with the remaining balance payable to Dr. Jacques Jospitre. The amounts are non-interest bearing and payable on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

As of December 31, 2024, the Company was involved in the following pending or threatened litigation matters. For certain matters, neither the probability nor the amount of potential loss could be reasonably estimated; therefore, no liability was recorded in accordance with ASC 450-20.

The Company was named in a malpractice claim by the parents of a former deceased patient, which originated in 2019. As of December 31, 2024, the matter remained unresolved, and management determined that neither the probability nor the amount of any loss was reasonably estimable.

In a separate matter, in late 2023, a dispute arose between the Company and Dr. Edward Ratush, a 50% interest member, regarding ownership rights and obligations under the Company's operating agreement. As of December 31, 2024, the matter remained unresolved, with negotiations ongoing and no final agreement reached. Management determined that a loss related to this dispute was probable; however, the amount of any potential settlement, beyond the $150,000 previously recorded as member capital and disclosed in Note 3, could not be reasonably estimated.

The Company is currently complying with all relevant laws and regulations.

As of December 31, 2024, the Company does not have any long-term lease commitments or guarantees. The Company has entered into office space lease agreements that qualify as short-term leases under ASC 842, Leases. Short-term leases are defined as those with a term of 12 months or less and that do not include a purchase option the Company is reasonably certain to exercise.

The Company has elected the practical expedient not to recognize lease assets or lease liabilities for these short-term leases. Lease expense for these arrangements is recognized on a straight-line basis over the lease term. For the years ended December 31, 2024 and 2023, all lease agreements were short-term in nature and expected to mature within 12 months of the respective year end, unless renewed. Details of these leases are as follows:

Lease Description	Start Date	End Date	Lease Term (Months)	Monthly Payments
Office Space License – Regus, Houston, TX	11/1/2024	10/31/2025	12	$ 978
Office Space License – Regus, Philadelphia, PA	9/1/2024	8/31/2025	12	1,124
Office Space License – Fox Chapel Executive Suites, Pittsburgh, PA	6/1/2023	-	Month-to-Month	850
Office Space License – Regus, New York, NY	11/1/2024	10/31/2025	12	1,992
Office Space License – Corporate Suites, New York, NY	8/1/2024	7/31/2025	12	5,250

Office Space License – Office Evolution, New Brunswick, NJ	4/17/2023	-	Month-to-Month	2,904
Office Space License – Office Evolution, Chicago O'Hare, IL	4/17/2023	-	Month-to-Month	895

NOTE 5 – LIABILITIES AND DEBT

<u>Loans</u>

On September 23, 2024, the Company entered into a term loan agreement with ODK Capital, LLC and received loan proceeds of $250,000. The loan bears an implied interest rate of approximately 29% and is repayable over 52 weeks in equal weekly installments of $6,214.

<u>Revenue Based Financing</u>

During 2022-2024, the Company entered into three revenue-based financing arrangements, receiving upfront funding that is secured by a first-priority lien on the Company's current and future receivables. Although these agreements are legally structured as sales of future receipts, they do not meet the criteria for derecognition of financial assets under ASC 860, Transfers and Servicing, and are therefore accounted for as financing obligations in accordance with ASC 470, Debt.

Under these arrangements, repayments are made via fixed or percentage-based remittances from daily or weekly gross receipts and may be subject to reconciliation and early payment discount provisions. The details of these arrangements are as follows:

On December 21, 2022, the Company entered into a revenue-based financing agreement with Decathlon Capital Partners, under which it received $750,000 in 2022 and an additional $2,000,000 in 2023, for a total of $2,750,000. Monthly payments are calculated as a fixed percentage of the prior month's revenue, with total repayment expected to range from 0.30 to 0.95 times the amount advanced. The agreement is scheduled to mature on September 14, 2027, unless repaid earlier.

On October 30, 2024, the Company received $250,000 from Webfund LLC in exchange for a purchased amount of $350,000. Repayments are made through weekly remittances of $10,606 until the purchased amount is fully satisfied.

On November 13, 2024, the Company received $120,000 from Cambridge Advance, LLC in exchange for a purchased amount of $175,080. Repayments are made weekly at approximately $7,295, based on 2.59% of gross revenue.

On December 30, 2024, the Company received $175,000 from Dynasty Capital 26 LLC, with an estimated total repayment of $252,000, reflecting an effective APR of approximately 77.97%. Daily repayments of $3,150 are made, representing approximately 49% of daily receipts. The repayment period is variable, with an estimated duration of 80 calendar days depending on revenue volume.

Details of the outstanding balance of these obligations are summarized below:

Debt/Financing Instrument	For the Year Ended December 2024				For the Year Ended December 2023			
	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Decathlon Capital Partners Revenue-Based Financing	2,360,534	-	2,360,534	-	-	2,469,451	2,469,451	-
Webfund Sale of Future Receivables	265,152	-	265,152	-	-	-	-	-
ODK Capital Term Business Loan	236,130	-	236,130	-	-	-	-	-
Dynasty Capital Sale of Future Receipts	248,850	-	248,850	-	-	-	-	-
Cambridge Advance Sale of Future Receipts	131,310	-	131,310	-	-	-	-	-
Total	3,241,976	-	3,241,976	-	-	2,469,451	2,469,451	-

As of December 31, 2024, all of these obligations are current as they are expected to be fully settled within twelve months.

NOTE 6 – EQUITY

Ownership of the Company is equally divided between Dr. Ed Ratush and Dr. Jacques Jospitre, with each individual holding a 50% membership interest.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 11, 2025, the date these financial statements were available to be issued.

Collections on Outstanding Receivables

Management has evaluated subsequent collections on significant outstanding receivables through August 5, 2025, and noted improvements in the collectability of receivables that were previously affected by limitations in the Company's Finance, Accounting, and Billing functions, as well as issues with insurance companies in early 2024. During this period, the Billing team undertook efforts to reconcile and record prior period receivables, including those impacted by the insurance system disruption. Management expects these older receivables to be collected within the standard collection cycle.

Legal Matters and Settlements

Subsequent to December 31, 2024, the Company became involved in several legal matters, including those previously disclosed in Note 4 related to Dr. Edward Ratush and to the parents of a former deceased patient, as well as additional matters involving a supplier and the Department of Labor. The matters involving Dr. Ratush and the deceased patient's parents were known to management as of December 31, 2024, however, the potential losses were not reasonably estimable at that time. All other matters including those involving the supplier and the Department of Labor were just known after December 31, 2024. The financial impact of the settlements for these legal matters, which collectively is expected to adversely affect the Company's cash flows in 2025 will be recognized in the period in which the respective resolution was reached. Details are as follows:

In May 2025, the Company was notified of a legal claim filed by Preloaded, a former supplier, seeking payment for services rendered in prior periods. Although the services were provided before December 31, 2024, this claim was not known to management as of year-end and was subsequently settled in July 2025 for $599,772.

Also in early 2025, the malpractice claim involving the parents of a former deceased patient reached settlement, requiring the Company to pay a negotiated amount pursuant to the final agreement.

In July 2025, the Company concluded its ongoing dispute with Dr. Edward Ratush regarding ownership rights and obligations under the operating agreement, reaching a final settlement of $4,500,000, inclusive of the $150,000 previously recorded as member's capital.

Additionally, in early 2025, the Company was contacted by the Department of Labor regarding delayed payroll payments relating to certain 2025 periods. These delays were attributed to cash flow constraints. As of the date of this disclosure, the matter has not progressed to a formal case but remains open, with the potential for additional settlements in the coming months; the amount of any future payments is not currently estimable.

Change in Ownership Structure

Following the settlement of the dispute with Dr. Ratush in July 2025, 100% of the Company's membership interest is now held by Dr. Jacques Jospitre.

Financing Activities

Between January and March 2025, the Company entered into a series of debt and revenue-based financing arrangements to support its operating and working capital needs. These agreements include both a traditional term loan and multiple sales of future receivables. Repayment obligations under these arrangements are primarily based on fixed periodic remittances, typically linked to daily or weekly cash flow activity. The key terms of these agreements are summarized below:

Type of Debt/Financing	Lender/Counterparty	Principal Amount	Maturity/Duration	Repayment Terms
Capital Loan	Optum Bank, Inc.	$825,000 Loan Amount	02/14/2026	$69,953 due every 60 days
Sale of Future Receipts	Reliance Financial FL LLC	$165,000 Purchased Amount; $110,000 Purchase Price	Variable	$2,200 due weekly
Sale of Future Receipts	Olympus Business Capital	$120,700 Purchased Amount; $85,000 Purchase Price	Variable	$2,743 due weekly
Sale of Future Receivables	Litefund Solutions LLC	$200,000 Funding Provided	44 calendar days	$9,677 due daily
Sale of Future Receivables	Litefund Solutions LLC	$218,000 Funding Provided	43 calendar days	$10,900 due daily
Sale of Future Receivables	Dynasty Capital 26 LLC	$450,000 Funding Provided	60 calendar days	$11,175 due daily
Sale of Future Receipts	Dynasty Capital 26 LLC	$400,000 Funding Provided	80 calendar days	$7,250 due daily
Sale of Future Receipts	Cambridge Advance, LLC	$304,500 Purchased Amount; $210,000 Purchase Price	Variable	$4,060 due daily
Sale of Future Receipts	Avion Funding	$182,375 Purchased Amount; $125,000 Purchase Price	Variable	$2,280 due daily